Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended July 31, 2022 of HEXO Corp. of our report dated October 31, 2022, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (Nos.333-256131 and 333-255264) of HEXO Corp. of our report dated October 31, 2022 referred to above.

We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 in this Annual Report on Form 40-F, which is also incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

October 31, 2022

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4

T: +1 613 237 3702, F: +1 613 237 3963, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.